UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Franklin Electronic Publishers, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

3535109

(CUSIP Number)

Barry J. Lipsky, 2 Briarwood Court,

Princeton Junction, New Jersey 08850 (609-509-3024)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

David A. Boillot, Esq., Reitler Brown & Rosenblatt LLC,

800 Third Avenue, 21st Floor, New York, NY 10022 (212-209-3050)

May 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Barry J. Lipsky I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 493,941(1)
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 493,941(1)
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,941(1)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%(2)
14)	TYPE OF REPORTING PERSON IN

(1)	Includes 444,619 shares of common stock which may be acquired by Mr. Lipsky upon exercise of stock options.

(2)	The percentage is calculated based upon 8,277,161 shares of common stock outstanding as of January 28, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Toshihide Hokari I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 75,100(1)
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 75,100(1)
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,100(1)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(2)
14)	TYPE OF REPORTING PERSON IN

(1)	Includes 75,000 shares of common stock which may be acquired by Mr. Hokari upon exercise of stock options.

(2)	The percentage is calculated based upon 8,277,161 shares of common stock outstanding as of January 28, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Frank A. Musto I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 51,900(1)
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 51,900(1)
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,900(1)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14)	TYPE OF REPORTING PERSON IN

(1)	Includes 50,000 shares of common stock which may be acquired by Mr. Musto upon exercise of stock options.

(2)	The percentage is calculated based upon 8,277,161 shares of common stock outstanding as of January 28, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Howard L. Morgan I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 184,069(1)
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 184,069(1)
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,069(1)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(2)
14)	TYPE OF REPORTING PERSON IN

(1)	Includes 150,069 shares of common stock which may be acquired by Dr. Morgan upon exercise of stock options.

(2)	The percentage is calculated based upon 8,277,161 shares of common stock outstanding as of January 28, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON James H. Simons I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 557,649(1)
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 557,649(1)
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 557,649(1)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(2)
14)	TYPE OF REPORTING PERSON IN

(1)	Includes 147,649 shares of common stock which may be acquired by Dr. Simons upon exercise of stock options.

(2)	The percentage is calculated based upon 8,277,161 shares of common stock outstanding as of January 28, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Marcy Lewis I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 945,350
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 945,350
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,350
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%(1)
14)	TYPE OF REPORTING PERSON IN

(1)	The percentage is calculated based upon 8,277,161 shares of common stock outstanding as of January 28, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Shining Sea Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) 98-0220163
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 1,684,638
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 1,684,638
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,638
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%(1)
14)	TYPE OF REPORTING PERSON ☐

(1)	The percentage is calculated based upon 8,277,161 shares of common stock outstanding as of January 28, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008.

ITEM 1.	SECURITY AND ISSUER

This Statement relates to the common stock, $.01 par value (the “Common Stock”) of Franklin Electronic Publishers, Incorporated, a Pennsylvania corporation (the “Company”). The address of the principal executive offices of the Company is One Franklin Plaza, Burlington, New Jersey 08016.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This statement is being filed by Barry J. Lipsky (“Mr. Lipsky”), Toshihide Hokari (“Mr. Hokari”), Frank A. Musto (“Mr. Musto”), Howard L. Morgan (“Dr. Morgan”), James H. Simons (“Dr. Simons”), Marcy Lewis (“Ms. Lewis”), and Shining Sea Limited (“Shining Sea”; Messrs. Lipsky, Hokari and Musto, Dr. Morgan, Dr. Simons, Ms. Lewis and Shining Sea are collectively referred to as the “Reporting Persons”). The Reporting Persons are filing this Statement because they may be deemed to be a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the transaction described in Item 4 of this Schedule 13D. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person.

(b)-(c)	(i) Shining Sea is an exempted company organized under the laws of the Island of Bermuda, its principal business is investment holding and management and the address of its principal office is c/o Bermuda Trust Company Ltd., Compass Point, 9 Bermudiana Road, Hamilton HM11, Bermuda. Mr. Lipsky’s principal occupation is President and Chief Executive Officer of the Company. The principal business office and address of Mr. Lipsky is c/o Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, New Jersey 08016. Mr. Musto’s principal occupation is the Vice President, Chief Financial Officer, Treasurer and Secretary of the Company. The principal business office and address of Mr. Musto is c/o Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, New Jersey 08016. Mr. Hokari’s principal occupation is the Senior Vice President and Chief Operating Officer of the Company. The principal business office and address of Mr. Hokari is c/o Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, New Jersey 08016. Dr. Morgan’s principal occupation is President of Arca Group, Inc., a consulting and investment management firm. Dr. Morgan is also Chairman of the Board of Directors of the Company (the “Board of Directors”). The principal business office and address of Dr. Morgan is c/o Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, New Jersey 08016. Dr. Simons’ principal occupation is Chairman and CEO of Renaissance Technologies LLC. Dr. Simons is also a member of the Board of Directors. The principal business office and address of Dr. Simons is c/o Renaissance Technologies LLC, 800 Third Avenue, New York, New York 10022. Ms. Lewis’ principal occupation is private investing. Ms. Lewis is also a beneficial owner of 5% or more of the Common Stock. The principal business office and address of Ms. Lewis is 11111 Biscayne Boulevard, North Miami, Florida 33181.

(d)	During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Messrs. Lipsky and Musto, Dr. Morgan, Dr. Simons and Ms. Lewis are citizens of the United States of America. Mr. Hokari is a citizen of Japan. Shining Sea is an exempted company organized under the laws of the Island of Bermuda.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock beneficially owned by Messrs. Lipsky, Musto and Hokari and Dr. Morgan, Dr. Simons and Ms. Lewis were acquired from the Company through open market and privately negotiated purchases using personal funds or through the exercise of options granted by the Company in connection with their services as an officer or a director of the Company. The shares of Common Stock beneficially owned by Shining Sea were acquired as a result of a transfer on July 1, 2000 from The Lord Jim Trust, a trust created under the laws of the Island of Bermuda for the benefit of Dr. Simons and his family (the “Trust”), of 1,684,638 shares of Common Stock, which amount represented all of the Common Stock owned by the Trust, to Shining Sea. Shining Sea is principally owned by the Trust.

The Reporting Persons anticipate that funds available to them and the Company will be sufficient to consummate the proposed Merger (as defined in Item 4 below) described in Item 4.

ITEM 4.	PURPOSE OF TRANSACTION

On May 20, 2009, the Reporting Persons submitted a non-binding proposal (the “Proposal”) for a going-private transaction to the Board of Directors. A copy of the Proposal is being filed herewith as Exhibit 7.02. The Reporting Persons understand that the Board of Directors has formed a special committee of independent directors (the “Special Committee”) to consider the terms and conditions of the Proposal and to recommend to the Board of Directors whether to approve the Proposal.

As described in the Proposal, the Proposal contemplates the merger (the “Merger”) of Saunders Acquisition Corporation, a newly formed Delaware corporation (the “Acquisition Company”), with and into the Company, and all outstanding shares of Common Stock, other than shares held by the Acquisition Company, would be converted into the right to receive $2.35 in cash. If the proposed Merger is completed, the Common Stock would be eligible for termination of registration pursuant to Section 12(g) of the Exchange Act and the Common Stock would be delisted from the NYSE Amex Equities.

The Proposal is subject to negotiation of structure and definitive documentation and the approval of the Merger by the Special Committee and the Board of Directors and the shareholders of the Company, and the Proposal shall not create any agreement, arrangement or understanding between the Reporting Persons or other parties with respect to the Company or the Common Stock for purposes of any law, rule, regulation, agreement or otherwise, until such time as definitive documentation and any agreement, arrangement or understanding has been approved by the Special Committee and the Board of Directors and thereafter executed and delivered by the Company and all other appropriate parties.

The foregoing is a summary of the Reporting Persons’ current proposal and should not be construed as an offer to purchase shares of the Company’s Common Stock. Neither the Company nor the Reporting Persons is obligated to pursue or to complete the Merger. The Reporting Persons reserve the right to modify their proposal in any way as a result of negotiations or to withdraw the Proposal at any time. The Reporting Persons beneficially own approximately 43.7% of the total outstanding votes of the Common Stock entitled to vote on the Proposal as a single class (including in such percentage calculation 867,337 shares that may be acquired upon the exercise of stock options at exercise price ranging from $9.875 to $0.89 per share). It is anticipated, however, that the Reporting Persons will only exercise options having an exercise price of $2.35 per share or less, so that following such exercises the Reporting Person will own 39.9% of the total outstanding votes of the Common Stock entitled to vote on the Proposal, and the Reporting Persons intend to vote for the Proposal.

A proxy statement will be distributed to stockholders if and when definitive documentation is entered into by the Company and all other appropriate parties. Shareholders should read the Company’s proxy statement and other relevant documents regarding the Proposal filed with the SEC when they become available because they will contain important information relevant to the decision to approve the merger. Shareholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or Acquisition Company or its affiliates with respect to the Proposal and the merger, free of charge at the SEC’s web site, www.sec.gov.

Other than as set forth in the Proposal, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in this Item 4 of Schedule 13D. However, if the Proposal is not consummated for any reason, the Reporting Persons intend to review continuously the Company’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their ownership of Common Stock, approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in this Item 4 of Schedule 13D, except that the Reporting Persons currently have no intention of selling any shares of Common Stock.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal, which is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) Mr. Lipsky beneficially owns 493,941 shares of Common Stock, which represents 5.7% of the Common Stock, and includes 444,619 shares of Common Stock that may be acquired by Mr. Lipsky upon exercise of stock options at the exercise prices set forth in the following table.

Number of Options	Exercise Price
36,000	$7.50
50,000	$7.50
30,000	$2.80
106,119	$3.50
30,000	$1.20
30,000	$2.70
37,500	$3.84
37,500	$3.80
50,000	$3.82
37,500	$1.40

Mr. Hokari beneficially owns 75,100 shares of Common Stock, which represents 0.9% of the Common Stock, and includes 50,000 shares of Common Stock that may be acquired by Mr. Hokari upon exercise of stock options at an exercise price of $2.95 per share and 25,000 shares of Common Stock that may be acquired by Mr. Hokari upon exercise of stock options at an exercise price of $1.40 per share.

Mr. Musto beneficially owns 51,900 shares of Common Stock, which represents 0.6% of the Common Stock, and includes 30,000 shares of Common Stock that may be acquired by Mr. Musto upon exercise of stock options at an exercise price of $2.95 per share and 20,000 shares of Common Stock that may be acquired by Mr. Musto upon exercise of stock options at an exercise price of $1.40 per share.

Dr. Morgan beneficially owns 184,069 shares of Common Stock, which represents 2.2% of the Common Stock, and includes 150,069 shares of Common Stock that may be acquired by Mr. Morgan upon exercise of stock options at the exercise prices set forth in the following table.

Number of Options	Exercise Price
3,000	$5.625
2,038	$9.875
6,234	$4.813
21,429	$1.40
18,646	$3.50
18,405	$1.63
7,874	$3.81
6,960	$4.31
7,936	$3.78
14,285	$2.10
9,554	$3.14
33,708	$0.89

Dr. Simons beneficially owns 557,649 shares of Common Stock, which represents 6.6% of the Common Stock, and includes 147,649 shares of Common Stock that may be acquired by Mr. Simons upon exercise of stock options at the exercise prices set forth in the following table.

Number of Options	Exercise Price
3,000	$5.625
2,038	$9.875
6,234	$4.813
21,429	$1.40
16,226	$3.50
18,405	$1.63
7,874	$3.81
6,960	$4.31
7,936	$3.78
14,285	$2.10
9,554	$3.14
33,708	$0.89

Ms. Lewis beneficially owns 945,350 shares of Common Stock, which represents 11.4% of the Common Stock.

Shining Sea beneficially owns 1,684,638 shares of Common Stock, which represents 20.4% of the Common Stock. Shining Sea is principally owned by the Trust, which was created under the laws of the Island of Bermuda for the benefit of Dr. Simons and his family.

The percentage of the Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon 8,277,161 shares of common stock outstanding as of January 28, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008.

(b) Mr. Lipsky has the sole power to vote and dispose of 493,941 shares of Common Stock.

Mr. Hokari has the sole power to vote and dispose of 75,100 shares of Common Stock.

Mr. Musto has the sole power to vote and dispose of 51,900 shares of Common Stock.

Dr. Morgan has the sole power to vote and dispose of 184,069 shares of Common Stock.

Dr. Simons has the sole power to vote and dispose of 557,649 shares of Common Stock.

Ms. Lewis has the sole power to vote and dispose of 945,350 shares of Common Stock.

Shining Sea has the sole power to vote and dispose of 1,684,638 shares of Common Stock.

(c) In the past 60 days, Ms. Lewis has effected transactions in shares of Common Stock of the Company as described in the following table.

Date of Transaction	Number of Shares (Purchased or Sold)	Price Per Share	Where Transaction was Effected
April 17, 2009	200 shares purchased	$0.80	Open Market
April 22, 2009	200 shares purchased	$0.86	Open Market
April 22, 2009	800 shares purchased	$0.88	Open Market
April 22, 2009	1,000 shares purchased	$0.85	Open Market
April 30, 2009	300 shares sold	$0.80	Open Market
April 30, 2009	450 shares sold	$0.82	Open Market
April 30, 2009	1,000 shares sold	$0.82	Open Market
April 30, 2009	1,000 shares sold	$0.82	Open Market

Except as provided in this Item 5(c) or in Item 3 and Item 4 above, none of the Reporting Persons has effected any transactions in any shares of Common Stock of the Company during the past 60 days.

(d) Other than Mr. Lipsky, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lipsky.

Other than Mr. Hokari, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Hokari.

Other than Mr. Musto, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Musto.

Other than Dr. Morgan, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Dr. Morgan.

Other than Dr. Simons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Dr. Simons.

Other than Ms. Lewis, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Ms. Lewis.

Other than Shining Sea, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Shining Sea.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Reference is made to the disclosure set forth under Item 3, Item 4 and Item 5 of this Schedule 13D, which disclosure is incorporated herein by reference. Except as disclosed in Item 3, Item 4 and Item 5 of this Schedule 13D, and except as otherwise described in this Item 6, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Messrs. Lipsky, Hokari and Musto, Dr. Morgan, Dr. Simons, Ms. Lewis and Shining Sea entered into that certain Exchange Agreement dated May 29, 2009 (the “Exchange Agreement”), a copy of which is attached hereto as Exhibit 7.04 and incorporated herein by reference. Pursuant to the Exchange Agreement, following the approval of the Merger Agreement by the Special Committee and the Board of Directors, each Reporting Person will (i) exercise the any stock options held by such Reporting Person with an exercise price of $2.35 or less and (ii) transfer such Reporting Person’s outstanding shares of Common Stock, including shares of Common Stock acquired upon exercise of stock options, as described in (i) above but excluding, in the case of Ms. Lewis 545,350 shares of Common Stock, to the Acquisition Company in exchange for an equal number of shares of Series A Preferred Stock, par value $0.01 per share of the Acquisition Company (the “Exchange Shares,” and the transactions described in (i) and (ii), collectively, the “Exchanges”). From and after the time of the Exchange, each Reporting Person shall have no further right, title or interest as a shareholder of Company or in or to the shares of Common Stock exchanged for Exchange Shares by such Reporting Person. In connection with the Exchanges, each Reporting Person will also enter into a Stockholders’ Agreement, which will provide for the governance of the Company following the completion of the Acquisition.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01	Joint Filing Agreement, dated May 29, 2009, among Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons, Marcy Lewis and Shining Sea Limited.

Exhibit 7.02	Proposal dated May 20, 2009.

Exhibit 7.03	Exchange Agreement, dated May 29, 2009, among Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons, Marcy Lewis and Shining Sea Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: May 29, 2009

/s/ Barry J. Lipsky
Barry J. Lipsky

/s/ Toshihide Hokari
Toshihide Hokari

/s/ Frank A. Musto
Frank A. Musto

/s/ Howard L. Morgan
Howard L. Morgan

/s/ James H. Simons
James H. Simons

/s/ Marcy Lewis
Marcy Lewis

SHINING SEA LIMITED

By:	/s/ Lauretta Stoneham
Name:	Lauretta Stoneham
Title:	Director

By:	/s/ John Richmond
Name:	John Richmond
Title:	Director